Filed pursuant to Rule 424(b)(7)

Registration Statement No. 333-176914

Prospectus Supplement to the Prospectus dated September 19, 2011.
23,973 Shares
The Goldman Sachs Group, Inc.
Common Stock

This prospectus supplement relates to the offer and sale from time to time of 23,973 shares of common stock of The Goldman Sachs Group, Inc. by the selling shareholders described in this prospectus supplement, or the “Selling Shareholders”, at prices and on terms that will be determined at the time of the offering.

The Selling Shareholders beneficially own, in the aggregate, less than 1% of the outstanding shares of common stock.

The Goldman Sachs Group, Inc. will not receive any proceeds from the offerings made pursuant to this prospectus supplement.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, before you invest in the common stock.

The common stock is listed on the New York Stock Exchange under the ticker symbol “GS”. The last reported sale price for The Goldman Sachs Group, Inc.’s common stock on August 10, 2012 was $103.02 per share.

See “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference in the accompanying prospectus, to read about factors you should consider before buying shares of the common stock.

The common stock is not an obligation of any of our bank or nonbank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.

Prospectus Supplement dated August 13, 2012.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement describes terms of the common stock to be offered and sold by the Selling Shareholders (as defined below). The section “Description of Capital Stock of The Goldman Sachs Group, Inc.” beginning on page 88 of the accompanying prospectus, dated September 19, 2011 (the “accompanying prospectus”), gives more general information about the common stock. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference under “Available Information” in the accompanying prospectus carefully, especially “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. References to “Goldman Sachs” mean The Goldman Sachs Group, Inc., together with its consolidated subsidiaries and affiliates.

SELLING SHAREHOLDERS

All the shares of common stock offered by this prospectus supplement are being offered by a number of shareholders that we refer to as the “Selling Shareholders”. Each Selling Shareholder is, or was, a limited partner in the Goldman Sachs 2005 Exchange Place Fund, L.P. (the “Fund”). The shares of common stock being offered by this prospectus supplement will be distributed by the Fund to the Selling Shareholders pursuant to the Fund’s limited partnership agreement and are being registered for resale pursuant to the terms of an agreement between The Goldman Sachs Group, Inc. and the Fund.

USE OF PROCEEDS

The Selling Shareholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus supplement. We will not receive any proceeds from an offering contemplated by this prospectus supplement and we will pay all expenses, estimated to be approximately $40,000, relating to the registration of the shares of common stock.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus supplement may be sold from time to time by the Selling Shareholders (or by their pledgees, donees, transferees or other successors in interest) directly or, alternatively, through broker-dealers acting as underwriters, dealers or agents. The shares of common stock may be sold on the New York Stock Exchange, in the over-the-counter market or otherwise, in one or more transactions at fixed prices (which may be changed), at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sales may be made only by one or more, or a combination, of the following methods:

•	a block trade in which the Selling Shareholder’s broker-dealer will attempt to sell the shares as agent, but may resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker-dealer may purchase the common stock as a principal and then resell the common stock for its own account;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; or

•	in underwritten offerings through Goldman, Sachs & Co.

This prospectus supplement may not be used for any other method of distribution of the common stock.

The Selling Shareholders may select broker-dealers - including Goldman, Sachs & Co. or any of our other affiliates – to sell the shares. The Selling Shareholders may give these broker-dealers commissions, discounts or other concessions in amounts to be negotiated at the time of sale. In connection with these sales, the participating broker-dealers, as well as the Selling Shareholders (and certain pledgees, donees, transferees and other successors in interest), may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) in connection with the sales of the shares. Accordingly, any commission, discount or other concession received by them and any profit on the resale of the shares received by them may be deemed to be “underwriting discounts or commissions” under the Securities Act.

In our agreement with the Fund, we have agreed to indemnify participating underwriters, selling agents and other securities professionals participating in the disposition of the shares against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the participating broker-dealers may be required to make.

VALIDITY OF THE COMMON STOCK

The validity of the shares has been passed upon for The Goldman Sachs Group, Inc. by Sullivan & Cromwell LLP, New York, New York.

Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the shares described in this prospectus supplement.

EXPERTS

The financial statements of Goldman Sachs incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” as of or for the years ended December 31, 2011, December 31, 2010, December 31, 2009, November 28, 2008 and November 30, 2007 and for the month ended December 26, 2008 incorporated by reference in the accompanying prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

REVIEW OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS BY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With respect to the unaudited condensed consolidated financial statements of Goldman Sachs for (i) the three month periods ended March 31, 2012 and March 31, 2011, and (ii) the three month and six month periods ended June 30, 2012 and June 30, 2011 incorporated by reference in the accompanying prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated (i) May 9, 2012 and (ii) August 8, 2012, each incorporated by reference in the accompanying prospectus, state that they did not audit and they do not express an opinion on that unaudited condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedure applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the U.S. Securities Act of 1933 for their report on the unaudited condensed consolidated financial statements because that report is not a “report” or a “part” of the registration statements prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

Prospectus dated September 19, 2011

23,973 Shares

The Goldman Sachs

Group, Inc.

Common Stock

Goldman, Sachs & Co.